FOR IMMEDIATE RELEASE

                TTI Telecom Expands Solution for Business-Driven
                           Service Quality Monitoring

               Solution provides meaningful operational efficiency
                metrics and overall view of customer satisfaction

Petach Tikva, Israel, Oct. 30, 2007 - TTI Team Telecom International Ltd. (NASDAQ: TTIL) ("TTI Telecom"), a global supplier of Operations Support Systems
(OSS) to communications service providers, announced today that it has expanded its Business-Driven Service Quality Monitoring solution. This solution is designed to support the general shift towards service management from a user-centric perspective, measuring the impact of operations on business-level objectives such as customer satisfaction and SLA commitments. Powered by TTI Telecom's recently launched FaM Analyzer, it provides meaningful operational efficiency metrics and customizable benchmarks for an overall view of user experience.

TTI Telecom's Business-Driven Service Quality Monitoring solution promotes a healthy network and rational decision making for service providers. With a complex array of automated and manual processes targeting customer satisfaction, quantifiable and comparable metrics are critical for the NOC to carry out business process benchmarking and continuous assessment of both human and hardware performance throughout the network. The solution enables network managers to implement well informed, rational policy-based operations, thereby achieving higher operations efficiency, reducing service disruption and sustaining optimized service levels.

"We see a growing trend among our customers to place more emphasis on the quality of the service delivery as the subscriber perceives it in addition to concentrating on network monitoring", commented Yaron Eisenstein, marketing solutions director at TTI Telecom. "With the increasingly complex environment of today's converging networks and automated management, operators will need more sophisticated investigative tools in order to optimize individual processes and end-to-end operations according to these business-driven benchmarks. This solution will significantly complement the capabilities in our real-time service management products for overall network health and efficiency."

FaM Analyzer is the most recent product launched within TTI Telecom's Fault Management product family. Utilizing TTI Telecom's unique integration of fault and performance management products, it analyzes network operations from a historical and end-to-end perspective, providing valuable insight into the impact of operations on business processes and business-level objectives. FaM Analyzer produces a wide range of KQIs such as reliability KQIs (e.g. MTTF, MTTR, failure rate, etc.), Business process KQIs (e.g. alarm acknowledgment timers, correlation rate, etc') and availability KQIs, as well as various alarm KPIs. FaM Analyzer enables service providers to easily identify process gaps, network anomalies, and individual operator performance.

TTI Telecom will be exhibiting at the TeleManagement Forum Management World Americas - November 4-8, 2007 from November 6-8 in Dallas, Texas, Booth 232. To schedule a meeting, contact Mike Horowitz, at mike@ncsm.co.il.

About TTI Telecom

TTI Team Telecom International Ltd. ("TTI Telecom") is a leading provider of next generation Operations Support Systems (OSS) to communications service providers worldwide. The Company's Netrac-branded portfolio delivers an automated, proactive and customer-centric approach to service assurance and network management.

Anchored by market-leading service assurance solutions - Fault Management (FaM) and Performance Management (PMM) - that gives customers an end-to-end view of their network, TTI Telecom's Netrac enables service providers to reduce operating costs, enhance profitability and launch new, revenue-generating services more rapidly. Netrac is compatible with multiple technologies and industry standards, and is uniquely positioned to bridge legacy, next-generation, convergent, and IMS Networks. TTI Telecom's customer base consists of tier-one and tier-two service providers globally, including large incumbents in the Americas, Europe and Asia-Pacific.

For more information, please visit www.tti-telecom.com
                                   -------------------


Media Contacts:
                                           Yochi Eisner
                                           Director, Proposals and Marcom
           Michael Horowitz                TTI Telecom
           NCSM, Strategic Marketing       info@tti-telecom.com
           mike@ncsm.co.il                 --------------------
           ---------------                 www.tti-telecom.com
           Tel: +972-2-563-7527            --------------------
                                           Tel: +972-3-926-9700
                                           Fax: +972-3-922-1249